 August 30, 2006

VIA EDGAR SUBMISSION AND COURIER

Ms. Brigitte Lippmann

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re: Vitro, S.A. de C.V.
Registration Statement on Form F-4
Filed June 30, 2006;
File No. 333-135546

Dear Ms. Lippmann:

On behalf of Vitro, S.A. de C.V. ("Vitro" or the "Company"), we submit for your review Amendment No. 1 to the Company's Registration Statement on Form F-4 ("Form F-4" or the "Registration Statement") originally filed with the Securities and Exchange Commission (the "SEC" or the "Commission") on June 30, 2006. An electronic copy of Amendment No. 1 to the Form F-4 has been filed concurrently with the Commission through the Commission's electronic data gathering, analysis and retrieval ("EDGAR") system. The enclosed copies of Amendment No. 1 have been marked to show changes made to the Form F-4.

Set forth below are the Company's responses to the comment letter dated July 21, 2006 (the "Comment Letter") from the staff of the Commission (the "Staff"), related to the Form F-4. This letter is also being filed on EDGAR. Additionally, five copies of Amendment No.1 to the Registration Statement and a copy of this letter are being delivered to you.

All references in Vitro's response to pages and captioned sections are to the Form F-4 as originally filed. Capitalized terms used in this letter and not otherwise defined herein have the meaning as ascribed to them in the Form F-4. References to "we", "us" or "our" in the responses set forth below refer in each case to Vitro.

For convenience of reference, we have included the Staff's comments in italics below followed by Vitro's response. Vitro believes that it has replied to the Staff's comments in the Comment Letter in full. To the extent necessary, we would like to discuss these matters with you, including your view concerning whether an additional amendment to the Form F-4 is required.

General

1. We note the disclosure in the Summary of your Form F-4 that you completed your sale of Vitrocrisa to Libbey on June 16, 2006. The companies identified in the Form F-4 as comprising Vitrocrisa are among the companies identified as "the Acquired Companies" in Exhibit 2.1 to the Form F-4. Section 3.14 of Exhibit 2.1 states that "the Acquired Companies have sold merchandise and made shipments to customers within Cuba."

Cuba is a country identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls. The Form F-4 does not include any information regarding contacts with Cuba. Please describe to us the nature and extent of the referenced sales and shipments to Cuba, including the products sold, the affiliates and/or subsidiaries selling the products, the period of time during which the products were sold, and whether any of the products were sold to the government of Cuba or entities owned or controlled by that government. Describe for us also any other past, current, or anticipated contacts with Cuba, whether through subsidiaries, affiliates, or other direct or indirect arrangements.

Since 1997, when we formed Vitrocrisa Holding, S. de R.L. de C.V., our joint venture with Libbey, Inc., (the Glassware Division), the Vitrocrisa companies sought to avoid sales to Cuba. However, certain customers and/or distributors resold Glassware Division products to Cuba. For the past 6 years, total sales to clients that the Company knew resold Glassware Division products to Cuba accounted for approximately $0.3 million, representing less than 0.1 % of the Glassware Division's sales in that period. Since 2003, to the knowledge of the Company, there have been no sales of the Glassware Division products into Cuba.

For the past 14 years, our Glass Containers Business Unit, through its wholly-owned Mexican subsidiary, Compania Vidriera, S.A. de C.V. ("Covisa"), has sold glass containers to customers in Cuba for use in consumer products. During the last three years, Covisa sold glass consumer products to three customers: Azuimport, Corporacion Cuba Ron, S.A. ("Cuba Ron") and Havana Club International, S.A., ("Havana Club").

Azuimport and Cuba Ron are entities which are 100% owned by the government of Cuba. The former is an import company for the Ministry of Sugar and the latter is a rum producer. Havana Club is a company jointly owned by the Cuban government and the French group Pernod Ricard. Last year, Covisa's aggregate sales to these three customers totaled US$3.5 million, which represented 0.2% of the Company's total consolidated sales for 2005. In 2003 and 2004, Covisa's sales to Cuba totaled US$1.8 million and US$2.8 million, respectively, representing also less than 0.2% of the Company's total consolidated sales in both years.

The Company will continue to carefully monitor its operations in Cuba. With the disposition on June 16, 2006 of its 51% equity ownership interest in Vitrocrisa Holding, S. de R. L. de C.V. and related companies, the Company anticipates that the level of its business in Cuba will remain immaterial. Both Covisa and Vitrocrisa are Mexican companies and neither is a United States Company.

2. Please discuss supplementally the materiality of the sales and other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida mandates issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Cuba.

Based upon the level of our contacts with Cuba, and the nature of the products sold to that country, in each case, as discussed in the Company's response to the Staff's comment in (1) above, the Company believes that its business activities in Cuba are not material. In addition, the Company believes that its limited business activities with respect to Cuba do not affect its reputation or share value and do not constitute a material investment risk to its security holders.

The Company will continue to carefully monitor its operations in Cuba. With the disposition on June 16, 2006 of its 51% equity ownership interest in Vitrocrisa Holding, S. de R. L. de C.V. and related companies, the Company anticipates that the level of its business in Cuba will remain immaterial.

Registration Statement Cover Page

3. Please add the primary standard industrial classification code number as required by Form F-4.

The Company has revised the cover page of the Form F-4 accordingly.

Notice to Investors, page ii

4. Please delete the last two sentences of this section, since it implies that investors are not entitled to rely on this information.

The Company has deleted the last two sentences of this section as requested.

Forward-Looking Statements, page viii

5. Please move this section so that it appears after the risk factors section.

The Company has moved this section to appear after the Risk Factors section.

6. Sections 27A(b)(2)(c) of the Securities Act and Sections 21E(b)(2)(c) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a tender offer. Please revise accordingly.

The Company has deleted the last paragraph of the forward-looking statements section in response to the Staff's comment.

Summary, page 1

7. Please revise the information throughout your summary to delete embedded lists of information and instead provide the information in bullet format.

The Company has revised the presentation of information throughout the summary as requested by the Staff.

Recent Developments, page 5

8. We note your disclosure that according to the registration rights agreement you agreed to consummate the exchange offer within 240 days after the original issuance of the notes in October 2003. Please explain why you have delayed filing the registration statement until June 2006. Also disclose the amount of penalty interest you have paid to date.

Beginning in the first quarter of 2004 through the second quarter of 2005, the Company was involved in negotiations relating to a material transaction. Although the negotiations were terminated without resulting in a written agreement or transaction, they were subject to confidentiality agreements, which prevented the Company from making adequate disclosure regarding the material transaction in a Registration Statement on Form F-4 registering this debt exchange during this period. The Company decided to defer the filing of the Registration Statement until the negotiations were concluded.

Subsequent to the filing of the Company's 2004 Annual Report on Form 20-F in June 2005, while working on the F-4, the Company received a comment letter from the Staff with respect to its 20-F 2004 Annual Report and related filings, resulting in the initiation of a review process that was concluded in May 2006. The Company delayed its filing of the Registration Statement until the conclusion of the Staff's review.

As of June 30, 2006, the Company has paid approximately US$ 4.4 million of additional interest.

9. If the company is currently in violation of any financial covenants in its debt agreements, please disclose in this section.

We note the Staff's comment and have provided the requested disclosure in the Recent Developments section as well as in the Description of Other Indebtedness section.

10. Please describe the refinancing of a significant portion of your consolidated indebtedness, as noted in your Form 20-F for the fiscal year ended December 31, 2005.

We note the Staff's comment and have provided the requested disclosure.

Review of Consolidated Results, page 6

11. This disclosure appears inappropriate for summary disclosure which should highlight the material aspects of your company and business and seems better suited for MD&A disclosure. Please revise.

The Company has moved the Review of Consolidated Results in response to the Staff's comment and included it in the MD&A disclosure. Additionally, the Company has updated the Review of Consolidated Results, as required by Item 8.A.5 of Form 20-F, to include interim financial information for the period ended June 30, 2006, as published in the Company's Form 6-K, filed July 25, 2006.

Summary of Terms of the Exchange Offer, page 9

12. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

We note the Staff's comment and confirm that the exchange offer will be open at least through midnight on the twentieth business day of the exchange offer. Additionally, in response to the Staff's comment, the Company has changed the expiration time of the exchange offer to 11:59 p.m. instead of 5:00 p.m.

Risk Factors, page 26

13. Delete the last two sentences of the first paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

We note the Staff's comment and have deleted the referenced disclosure.

14. Please provide appropriate disclosure regarding the risks resulting from the fact that your disclosure controls and procedures are not effective. Please disclose here and in future periodic reports in specific detail the factors underlying this, including when the deficiencies in internal controls were discovered, what they are and what caused them. Please disclose how these deficiencies in internal controls affect your financial reporting and the ability of investors to rely on your financial statements. If you restated your 2004 financials, please disclose this.

In addition, we note that you state in your most recent Form 20-F that you have identified deficiencies in your disclosure controls, specifically within the area of U.S. GAAP reporting, and that your disclosure controls and procedures are not effective. However, it is unclear whether you or your auditors have identified these deficiencies as significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect your ability to record, process, summarize and report financial information. If so, please add a risk factor describing these deficiencies.

We note the Staff's comment and have included an additional risk factor describing the deficiencies in the Company's internal controls over financial reporting, as requested by the Staff.

Our leverage imposes significant debt service requirements .... page 26

15. Quantify the funds that are available to satisfy your debt payments. If insufficient funds are available, disclose your need to obtain additional financing and your ability to refinance.

We note the Staff's comment and have provided the requested disclosure.

16. Disclose the maximum amount of additional debt you can incur under your debt instruments.

We note the Staff's comment and have added the requested disclosure in the risk factor as well as in the Description of Other Indebtedness section.

Downgrading of our credit ratings .... page 27

17. Disclose that your debt was downgraded by Fitch and explain why it was downgraded.

We note the Staff's comment and have added the requested disclosure.

On August 31, 2005, Fitch Ratings downgraded its rating of our senior unsecured debt from "B" to "CCC" and our senior secured debt from "B+" to "B-". Fitch Ratings explained that its downgrade reflected a lack of ability by us to strengthen deteriorating credit-protection measures as well as pressure on operating margins from increased levels of competition in our domestic market and higher than expected energy and packaging costs. Additionally, Fitch Ratings indicated an increased probability of default at our holding company level due to higher refinancing risk and excessive concentration of debt at the holding level. Fitch Ratings explained that the new rating of 'CCC' for the senior unsecured obligations of Vitro reflected that the capacity for meeting financial commitments is solely reliant on sustained, favorable business and financial conditions, including the reduction of debt. Notwithstanding efforts to divest assets and noncore operations to ensure timely payment of our debt commitments, Fitch Ratings observed that our leverage has remained high following these asset sales and that Vitro was relying increasingly on secured debt borrowing at the operating company level, particularly at the glass containers business, further reducing financial flexibility and adding to structural subordination at the holding company level.

We did not comply with covenants in the debt instruments .... page 29

18. Briefly describe the debt covenant violations. Identify also any ratios that the company has violated in the past 12 months.

            As a result of the deterioration in our last twelve months' results of operations and the increase in our leverage, it has been difficult for us to maintain compliance with certain financial covenants contained in our debt instruments. During 2001, 2002, 2003 and 2005 some of our subsidiaries executed amendments and/or waivers with respect to certain of their financial covenants contained in their debt agreements and instruments and in one of their accounts receivable factoring programs.

            As of September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, our Flat Glass subsidiary did not meet the interest coverage ratio (Consolidated EBITDA to Consolidated Interest Expenses), and/or the debt to EBITDA ratio (Consolidated Total Debt to Consolidated EBITDA), under a bank credit facility. For each of the periods ending September 30, 2005, December 31, 2005, March 31, 2006 and June 30, 2006, we obtained amendments and/or waivers of our compliance with both financial covenants from our lenders under this facility. On August 30, 2006, we entered into an amendment to a bank credit facility, which modified these ratios to levels at which we believe we shall be able to remain in compliance.

            At no time has the Company, or any of its subsidiaries, failed to make required principal or interest payments under any of our current loan agreements or credit facilities.

The Exchange Offer, page 38

Terms of this Exchange Offer, page 39

19. We note the disclosure indicating that you will issue new notes or return any old notes not accepted for exchange "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-l(c) requires that you exchange the notes or return the old notes "promptly'' upon expiration or termination of the offer, as applicable. Please revise here and under Certain Conditions to the Exchange Offer.

We note the Staff's comment and have revised the disclosure in the referenced disclosure as well as under "Certain Conditions to the Exchange Offer" to confirm that the notes will be exchanged or old notes will be returned "promptly" upon expiration or termination of the offer instead of "as promptly as practicable" after expiration or termination of the offer.

Expiration Date; Extensions, Amendments, page 40

20. You reserve the right "to delay accepting for exchange any Original Notes." Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

The Company has revised the disclosure to clarify that it may delay acceptance of the original notes only due to an extension of the exchange offer.

Certain Conditions to the Exchange Offer, page 41

21. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

We note the Staff's comment and have revised the first sentence of the referenced disclosure accordingly.

Description of Other Indebtedness, page 52

22. Please describe in detail the material financial covenants (e.g., the leverage and interest coverage ratios) for each of your loans and notes outstanding.

We note the Staff's comment and have added a table with the material financial covenants in the Description of Other Indebtedness section.

Certain Income Tax Consideration, page 86

23. Please revise the heading and the first sentence to reflect that you have described all material tax consequences.

We have revised the disclosure accordingly.

Part II

Item 20. Indemnification of Directors and Officers

24. Please describe in greater detail the disclosure required by Item 702 of Regulation S-K.

We note the Staff's comment and have revised the disclosure accordingly.

25. If true, please identify Alvaro Rodriguez Arregui as your principal financial and principal accounting officer.

We have revised the registration statement to correctly identify Alvaro Rodriguez Arregui as the Company's principal financial officer and Claudio del Valle Cabello as the Company's principal accounting officer.

Exhibits 5.1 and 5.2 - Legal Opinions

26. Please file the legal opinions with your next amendment, or as soon as possible.

We note the Staff's comment and have filed the legal opinions as part of Amendment No. 1.

After you have an opportunity to review the foregoing responses, we would like to schedule a call with representatives of the Staff to discuss these comments and respond to any further questions you may have. We will communicate with a member of the SEC Staff to attempt to arrange a call.

Please do not hesitate to contact the undersigned at (212) 530-5530 with any questions you may have with respect to the foregoing.

Sincerely yours,

Howard Kelberg

Enclosures